

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2023

Robert Foster, Ph.D.
Chief Executive Officer
Hepion Pharmaceuticals, Inc.
399 Thornall Street, First Floor
Edison, NJ 08837

      Re: Hepion Pharmaceuticals, Inc.
          Registration Statement on Form S-1
          Filed October 31, 2023
          File No. 333-275231

Dear Robert Foster:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at 202-551-3635 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Jeffrey J. Fessler, Esq.